恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-1561

03003200

03 JAN -7 AM 10: 09

Our Ref.: HASE/JY/HL/02610

3rd January, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

SUPPL

***Re: Announcement regarding the results of the Court Meeting and the Extraordinary General Meeting held on 2nd January, 2003, in respect of the proposed privatisation of Henderson Investment Limited***

We enclose for your information a copy of the announcement *(in English)* of the Company on 2nd January, 2003 which has been advertised in newspapers on 3rd January, 2003.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

1/22

**HENDERSON LAND DEVELOPMENT COMPANY LIMITED**
*(Incorporated in Hong Kong with limited liability)*

**HENDERSON INVESTMENT LIMITED**
*(Incorporated in Hong Kong with limited liability)*

# JOINT ANNOUNCEMENT
# PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING AND RESUMPTION OF TRADING

**Financial Adviser to Henderson Land Development Company Limited**

HSBC

**The Hongkong and Shanghai Banking Corporation Limited**

**The Scheme was disapproved at the Court Meeting.**

At the request of HIL and HLD, trading in HIL Shares and HLD Shares was suspended with effect from 9:30 a.m. on Thursday, 2nd January, 2003, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading with effect from 9:30 a.m. on Friday, 3rd January, 2003.

This announcement is made further to the document (the "Scheme Document") dated 6th December, 2002 sent by HIL to the Minority Shareholders in relation to the privatisation proposal. Terms defined in the Scheme Document have the same meanings when used in this announcement.

The HLD Directors and the HIL Directors jointly announce that:

(i) at the Court Meeting held on 2nd January, 2003 to approve the Scheme, a total of 487,001,211 HIL Shares (representing 17.3% of the total issued share capital of HIL) were voted either in person or by proxy at the Court Meeting. Of these, 383 Independent Minority Shareholders representing 416,811,030 HIL Shares voted in favour of the Scheme (amounting to approximately 85.6% of the HIL Shares voted) and 57 Independent Minority Shareholders representing 70,190,181 HIL Shares voted against the Scheme (amounting to approximately 14.4% of the HIL Shares voted). As the Scheme was disapproved by more than 10% in value of all the HIL Shares held by all Independent Minority Shareholders, the Scheme cannot be put into effect and hence has lapsed;

(ii) the Extraordinary General Meeting was adjourned indefinitely as the Scheme had been disapproved at the Court Meeting;

(iii) the Proposal will not be implemented as the Scheme had been disapproved at the Court Meeting; and

(iv) the Offer Period as defined in the Takeovers Code has ended.

At the request of HIL and HLD, trading in HIL Shares and HLD Shares was suspended with effect from 9:30 a.m. on Thursday, 2nd January, 2003, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading with effect from 9:30 a.m. on Friday, 3rd January, 2003.

As the Scheme had been disapproved at the Court Meeting, the listing of the HIL Shares on the Stock Exchange will be maintained and no discloseable or connected transaction for HLD will take place.

As at the Latest Practicable Date, the aggregate number of HIL Shares held by the Controlling Parties was 2,070,243,859, representing 73.5% of the total issued share capital of HIL.

On behalf of the board of
**Henderson Land Development Company Limited**
**John Yip**
*Secretary*

On behalf of the board of
**Henderson Investment Limited**
**John Yip**
*Secretary*

Hong Kong, 2nd January, 2003

*The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

*The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group apart from the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

Our Ref.: HASE/JY/HI/02610

3rd January, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

***Re: Announcement regarding the results of the Court Meeting and the Extraordinary General Meeting held on 2nd January, 2003, in respect of the proposed privatisation of Henderson Investment Limited***

We enclose for your information a copy of the announcement *(in English)* of the Company on 2nd January, 2003 which has been advertised in newspapers on 3rd January, 2003.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

**HENDERSON LAND DEVELOPMENT COMPANY LIMITED**
*(Incorporated in Hong Kong with limited liability)*

**HENDERSON INVESTMENT LIMITED**
*(Incorporated in Hong Kong with limited liability)*

# JOINT ANNOUNCEMENT
# PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT
# RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING AND RESUMPTION OF TRADING

**Financial Adviser to Henderson Land Development Company Limited**

HSBC

**The Hongkong and Shanghai Banking Corporation Limited**

**The Scheme was disapproved at the Court Meeting.**

At the request of HIL and HLD, trading in HIL Shares and HLD Shares was suspended with effect from 9:30 a.m. on Thursday, 2nd January, 2003, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading with effect from 9:30 a.m. on Friday, 3rd January, 2003.

This announcement is made further to the document (the "Scheme Document") dated 6th December, 2002 sent by HIL to the Minority Shareholders in relation to the privatisation proposal. Terms defined in the Scheme Document have the same meanings when used in this announcement.

The HLD Directors and the HIL Directors jointly announce that:

(i) at the Court Meeting held on 2nd January, 2003 to approve the Scheme, a total of 487,001,211 HIL Shares (representing 17.3% of the total issued share capital of HIL) were voted either in person or by proxy at the Court Meeting. Of these, 383 Independent Minority Shareholders representing 416,811,030 HIL Shares voted in favour of the Scheme (amounting to approximately 85.6% of the HIL Shares voted) and 57 Independent Minority Shareholders representing 70,190,181 HIL Shares voted against the Scheme (amounting to approximately 14.4% of the HIL Shares voted). As the Scheme was disapproved by more than 10% in value of all the HIL Shares held by all Independent Minority Shareholders, the Scheme cannot be put into effect and hence has lapsed;

(ii) the Extraordinary General Meeting was adjourned indefinitely as the Scheme had been disapproved at the Court Meeting;

(iii) the Proposal will not be implemented as the Scheme had been disapproved at the Court Meeting; and

(iv) the Offer Period as defined in the Takeovers Code has ended.

At the request of HIL and HLD, trading in HIL Shares and HLD Shares was suspended with effect from 9:30 a.m. on Thursday, 2nd January, 2003, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading with effect from 9:30 a.m. on Friday, 3rd January, 2003.

As the Scheme had been disapproved at the Court Meeting, the listing of the HIL Shares on the Stock Exchange will be maintained and no discloseable or connected transaction for HLD will take place.

As at the Latest Practicable Date, the aggregate number of HIL Shares held by the Controlling Parties was 2,070,243,859, representing 73.5% of the total issued share capital of HIL.

On behalf of the board of
**Henderson Land Development Company Limited**
**John Yip**
*Secretary*

On behalf of the board of
**Henderson Investment Limited**
**John Yip**
*Secretary*

Hong Kong, 2nd January, 2003

*The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

*The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group apart from the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*